                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549





                                   FORM 11-K





    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993.





                         Commission file number 1-4238





                          LORAL AEROSPACE SAVINGS PLAN





                               LORAL CORPORATION
                                600 Third Avenue
                           New York, New York  10016

                              REQUIRED INFORMATION

The statement of net assets available for benefits as of December 31, 1993 and 1992 and the related statement of changes in net assets available for benefits for the period January 1, 1993 to December 31, 1993, together with the Report and Consent of Independent Accountants, are attached and filed herewith.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             LORAL AEROSPACE SAVINGS PLAN
                                       -------------------------------------
                                                        (Plan)


Date:  June 24, 1994           BY:                STEPHEN L. JACKSON
                                       -------------------------------------
                                                  Stephen L. Jackson
                                             Member of Savings Committee

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                 -------------


To the Savings Committee of
Loral Aerospace Corp. and Participants
of The Loral Aerospace Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Loral Aerospace Savings Plan ("the Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the period January 1, 1993 to December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the period January 1, 1993 to December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan for (1) assets held for investment purposes at December 31, 1992, and (2) reportable transactions for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund.

The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND
- - ---------------------

Sherman Oaks, California
June 21, 1994

                          LORAL AEROSPACE SAVINGS PLAN
                 Statement Of Net Assets Available for Benefits
                              At December 31, 1993
                                 (in thousands)


                                                                  Fund Information
                                  ----------------------------------------------------------------------------
                                  Loral Stock       Ford Stock       Common Stock   Current Interest    Income
                                     Fund              Fund              Fund            Fund            Fund      Total
                                  -----------       ----------       ------------   ----------------    ------     -----
Assets:

  Investments, at fair value
    (Notes 1, 2, and 4)            $112,123          $213,758          $101,725         $56,224       $114,245   $598,075
  Cash Equivalents (Note 1)             394                 5                             6,534            552      7,485
  Accrued investment income               3                 6                               156              2        167
  Loans receivable from
    participants (Note 6)                                                                18,318                    18,318
  Other receivables                     (2)               (25)                7            (845)           696       (169)
  Interfund receivable (payable)      2,501            (1,709)              436          (2,750)         1,522
                                  ---------------------------------------------------------------------------------------
    Total assets                    115,019           212,035           102,168          77,637        117,017    623,876


Liabilities:

  Other liabilities                    (607)             (634)                           (3,052)                   (4,293)
                                  ---------------------------------------------------------------------------------------

Net assets available for
  benefits                         $114,412          $211,401          $102,168         $74,585       $117,017   $619,583
                                  =======================================================================================





                       See notes to financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
                 Statement Of Net Assets Available for Benefits
                              At December 31, 1992
                                 (in thousands)


                                                               Fund Information
                                  ---------------------------------------------------------------------------
                                  Loral Stock      Ford Stock      Common Stock     Current Interest   Income
                                     Fund            Fund              Fund              Fund           Fund      Total
                                  -----------      ----------      ------------     ----------------   ------     -----
Assets:

  Investments, at fair value
    (Notes 2 and 4)                 $51,845        $169,215          $83,055            $54,824       $104,335   $463,274
  Cash Equivalents (Note 1)                               1            1,661              5,216             23      6,901
  Accrued investment income               1                                5                171                       177
  Loans receivable from
    participants (Note 6)                                                                15,981                    15,981
  Other receivables                       3               8                1                 38            682        732
  Interfund receivable (payable)      1,663            (460)           1,606             (4,176)         1,367
                                  ---------------------------------------------------------------------------------------
    Total assets                     53,512         168,764           86,328             72,054        106,407    487,065


Liabilities:

  Other liabilities                    (164)           (398)              (5)            (1,847)                   (2,414)
                                  ---------------------------------------------------------------------------------------

Net assets available for
  benefits                          $53,348        $168,366          $86,323            $70,207       $106,407   $484,651
                                  =======================================================================================




                       See notes to financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
           Statement Of Changes In Net Assets Available for Benefits
              For The Period January 1, 1993 to December 31, 1993
                                 (in thousands)

                                                                   Fund Information
                                   ----------------------------------------------------------------------------
                                   Loral Stock       Ford Stock        Common Stock   Current Interest   Income
                                      Fund              Fund                Fund           Fund           Fund      Total
                                   -----------       ----------        ------------   ----------------   ------     -----
Additions:

  Contributions (Note 3):
     Employer's                      $12,636                                                                      $ 12,636
     Participants'                    10,139                             $12,381         $ 3,975       $ 8,307      34,802
  Investment income
     (Notes 2, 4, 6):
  Dividend income                      1,378          $ 5,824                                                        7,202
     Interest income                                                                       2,789         8,217      11,006
  Net appreciation in fair value
     of investments                   39,140           77,861              9,297                                   126,298
                                   ---------------------------------------------------------------------------------------

                                      63,293           83,685             21,678           6,764        16,524     191,944

Withdrawals                           (5,859)         (23,167)            (8,593)         (8,196)      (11,197)    (57,012)

Transfer among funds, net              3,630          (17,483)             2,760           5,810         5,283
                                   ---------------------------------------------------------------------------------------
Net increase                          61,064           43,035             15,845           4,378        10,610     134,932

Net assets available for
     benefits at January 1, 1993      53,348          168,366             86,323          70,207       106,407     484,651
                                   ---------------------------------------------------------------------------------------

Net assets available for
     benefits at December 31, 1993  $114,412         $211,401           $102,168         $74,585      $117,017    $619,583
                                    ======================================================================================





                       See notes to financial statements

                          LORAL AEROSPACE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS




1.         Plan Description

           The Loral Aerospace Savings Plan (the "Plan") was established by Loral Aerospace Corporation ("LAC" or the "Corporation") effective January 1, 1991. LAC, a wholly-owned subsidiary of Loral Aerospace Holdings, Inc. ("LAH"), is the Plan sponsor. LAC and Space Systems/Loral ("SS/L"), a majority-owned subsidiary of LAH, and any of their affiliated companies are the "Participating Employers." LAH is a wholly-owned subsidiary of Loral Corporation ("Loral").

           The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. Participants are able to direct their investment to a combination of four funds: the Loral Stock Fund; the Common Stock Fund; the Income Fund; and the Current Interest Fund. A fifth fund, the Ford Stock Fund, is a carry-over fund resulting from the transfer of assets from a prior plan; contributions and reinvestment of dividends into that fund are not permitted. The Employer Contribution in the form of Loral Corporation Common Stock ("Loral Stock") is invested in the Loral Stock Fund and is purchased in accordance with the Plan document. Pending investment in the various funds, the Trustee may temporarily invest part of the contributions in temporary cash investments earning interest at money market rates.

           Generally, each employee of a Participating Employer is eligible to participate in the Plan on the first day of the month following the date of employment.

           A complete description of the Plan including eligibility requirements and vesting provisions are contained in the Plan document.

2.         Summary of Significant Accounting Policies

           Valuation of Investments

           Investments in the Loral Stock Fund and the Ford Stock Fund are valued at the last reported sales price on the last business day of the year.

           Investments in the Common Stock Fund are valued at the net asset value per share as reported by the fund manager. Investments in the Income Fund are valued at contract value (representing contributions made under the contract plus accumulated interest at the contract
           rate) earning interest at the contract rate.   The Current Interest
           Fund is valued at cost which approximates fair value; the interest rate is variable.

           The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.

                          LORAL AEROSPACE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)




           Investment Transactions and Investment Income

           Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

           Withdrawals Payable

           Withdrawal claims pertaining to 1993 and 1992 which were paid in 1994 and 1993, were approximately $3,789,000 and $1,819,000 respectively.  These payments are reported as a liability on Form
           5500.

           Forfeitures

           Generally, participants vest 100% in the Employer Contribution after completion of five years of service and, thereafter, vest immediately in all future Employer Contributions. Non-vested Employer Contributions are forfeited upon termination or withdrawal. These amounts are used for certain Plan administrative expenses or to reduce future Employer Contributions. Forfeitures for the year ended December 31, 1993 were $641,230.

           Reclassifications

           Certain reclassifications have been made to conform prior years amounts to the current year presentation.

3.         Contributions

           The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Corporation on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. Participants vest immediately in their TES and Regular Savings contributions.

           Participants' contributions are matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of participants' base salaries, unless a Participating Employer determines to make a lesser contribution or no contribution.

           As of December 31, 1993, there were approximately 12,000 participants in the Plan, some of whom have elected to invest in more than one fund.

                          LORAL AEROSPACE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)




           Although the Participating Employers have not expressed an intent to do so, the Participating Employers can discontinue their contributions at any time. The Corporation can terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a discontinuance and/or termination of the Plan, participants will become 100 percent vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

4.         Investments

           Plan investments at December 31, 1993 were as follows:

                                        Face Amount         Fair
                                      or Shares/Units       Value            Cost
                                      ---------------       -----            ----
                                                        (in thousands)  (in thousands)
    Loral Stock Fund:
      Loral Corporation Common Stock     2,980,859        $112,123*       $  63,484

    Common Stock Fund:
      Comerica Mediumcap Index Fund        107,661          13,737           11,054
      Comerica 500 Index Fund              483,097          87,988*          66,504

    Income Fund:
      Insurance Contracts:
       John Hancock Mutual Life
        Insurance Company 6.07%,
        maturing December 31, 1993      31,488,000          31,488*          31,488
       Protective Life Insurance
        Company 8.80%, maturing
        December 31, 1994               38,073,000          38,073*          38,073
       Prudential Asset Management
        Group 7.02%, maturing
        December 31, 1995               44,684,000          44,684*          44,684

    Current Interest Fund:
        Comerica Short-Term Investment
        Fund                            56,224,000          56,224*          56,224

    Ford Stock Fund:
      Ford Motor Company Common Stock    3,314,081         213,758*          74,120
                                                          ---------        --------
    Total                                                 $598,075         $385,631
                                                          =========        ========


    *Represents greater than 5% of net assets available for benefits.

                          LORAL AEROSPACE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)



5.         Withdrawals

           Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

           Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 1/2.

           Tax-efficient Savings Assets ("TES")

           Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC. After age 59 1/2, TES assets may be withdrawn in total or in part at any time.

           Regular Savings Assets

           Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

           Employer Contributions

           If vested, withdrawal of assets in participants' Employer Contribution accounts is available at the end of the two-year period following the year in which the Employer Contributions were made.

6.         Loans

           The Plan permits active participants to borrow from assets in their TES accounts that are not invested in the Income Fund. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of:
           (1) $50,000 minus the highest outstanding loan balance during the last twelve months, or (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Participants may receive one loan per year and can have up to four loans outstanding at any time. The interest rate for the loan is the prime rate as defined in the Plan document. This interest rate will remain the same for the term of the loan.

           The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of 10 years. Loan repayment is made through payroll deductions. Repayment of the entire balance is permitted at any time. All loan repayments are made to the Current Interest Fund.

                          LORAL AEROSPACE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)




7.         Tax Status

           The Corporation will seek a determination from the Internal Revenue Service that the Plan is a qualified plan under section 401(a) of the IRC and is, therefore, exempt from Federal income taxes under section 501(a). The sponsor believes the Plan is a qualified plan under the above noted sections.

           Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer Contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

8.         Administrative Expenses

           Effective January 1, 1992, most administrative expenses are paid by the participants. The Plan permits the Participating Employers to use forfeitures from participants' accounts to pay the asset-based fees for the Guarantee Income Fund Contracts which were in place prior to January 1, 1992, the Ford Stock Fund, and the Loral Stock Fund and, to the extent not used to pay such expenses, to reduce the Employer Contributions.

                          LORAL AEROSPACE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993




                                    FACE AMOUNT
                                         OR                 FAIR
DESCRIPTION                         SHARES/UNITS            VALUE              COST
- - -----------                         ------------            -----              ----
                                                       (in thousands)     (in thousands)
Loral Stock Fund:
 Loral Corporation Common Stock       2,980,859           $112,123           $ 63,484

Common Stock Fund:
 Comerica Medium Cap Index Fund         107,661             13,737             11,054
 Comerica 500 Index Fund                483,097             87,988             66,504


Income Fund:
 Insurance Contracts:
  John Hancock Mutual Life
   Insurance Company 6.07%,
   maturing December 31, 1993        31,488,000             31,488             31,488
  Protective Life Insurance
   Company 8.80%, maturing
   December 31, 1994                 38,073,000             38,073             38,073
  Prudential Asset Management
   Group 7.02%, maturing
   December 31, 1995                 44,684,000             44,684             44,684


Current Interest Fund:
 Comerica Short-Term Inv. Fund       56,224,000             56,224             56,224


Ford Stock Fund:
 Ford Motor Company Common Stock      3,314,081            213,758             74,120


Participant Loans Bearing
 Interest at Rates Ranging
 From 5% to 11%                      18,318,000             18,318
                                                        -----------         ----------

TOTAL                                                     $616,393           $385,631
                                                        ===========         ==========

                          LORAL AEROSPACE SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (in thousands)





                                                                                Gain
                                        Purchase      Selling      Cost of     (Loss)
                                         Price         Price        Asset      on Sale
                                        --------      -------      -------     -------
Description
- - -----------


John Hancock Mutual Life Ins. Co.                     43,096        43,096
 GIC 6.07% - 12/31/93


Comerica Bank Short-Term Fund                        187,959       187,959

Comerica Bank Short-Term Fund           201,070

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Loral Aerospace Corporation on Form S-8 (File No. 33- 37829) of our report dated June 21, 1994 on our audits of the financial statements of Loral Aerospace Savings Plan as of December 31, 1993 and 1992 and for the period January 1, 1993 to December 31, 1993, which report is included in this Annual Report on Form 11-K.



/s/ COOPERS & LYBRAND
- - ---------------------


Sherman Oaks, California
June 24, 1994